Fidelity (logo) Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000
|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	August 9, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Advisor Series I (the trust):
Fidelity Advisor Stock Selector Mid Cap Fund File No. 002-84776

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Advisor Stock Selector Mid Cap Fund, a series of the trust, in connection with the proposed acquisition by Fidelity Advisor Stock Selector Mid Cap Fund of all of the assets of Fidelity Advisor Growth Strategies Fund, a series of Fidelity Securities Fund (File Nos. 002-93601 and 811-04118) and Fidelity Mid Cap Growth Fund, a series of Fidelity Devonshire Trust (File Nos. 002-24389 and 811-01352), and the assumption by Fidelity Advisor Stock Selector Mid Cap Fund of the liabilities of Fidelity Advisor Growth Strategies Fund and Fidelity Mid Cap Growth Fund, solely in exchange for shares of Fidelity Advisor Stock Selector Mid Cap Fund (the "Reorganizations"). Each Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreements").

In connection with each Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, and Form of Proxy to be sent to shareholders of Fidelity Advisor Growth Strategies Fund and Fidelity Mid Cap Growth Fund. The Prospectuses of Fidelity Advisor Stock Selector Mid Cap Fund dated January 28, 2012 (Class A, Class T, Class B, Class C, and Institutional Class) and June 4, 2012 (retail class) included in this filing are the Prospectuses filed by the trust on January 26, 2012 as Post-Effective Amendment No. 115 and on June 1, 2012 as Post-Effective Amendment No. 123, respectively, to its registration on Form N-1A (File No. 002-84776).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meetings of Shareholders are scheduled to be held on November 13, 2012. It is expected that the Proxy Statement will be mailed to shareholders on or about September 19, 2012, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than August 29, 2012. Questions or comments regarding this filing should be directed to Jamie Plourde at (817) 474-0737.

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/s/ Steve Kavalek
Steve Kavalek
Legal Product Group